26 April 2013

Mr J B Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington DC 20549

RE:	Novogen Limited Form 20-F Year ended 30 June 2012

Filed October 29, 2012

File No. 000-29962

Dear Mr Rosenberg,

Please find below our response to your letter dated March 29, 2013.

1. Please refer to your response to our prior comment. If Grant Thornton is assuming responsibility for all periods presented, no reference should be made in its report to the prior auditor. Therefore, please amend your filing to include a revised audit report from Grant Thornton Audit Pty Ltd that removes the reference to the prior auditor.

We have discussed this comment with our auditors, and advise you that we respectfully disagree in that we do not believe an amendment to our filing is necessary as outlined in our correspondence dated March 4, 2013.

In the original comment, you referred to Regulation S-X Rule 2-05 in support of your request for the inclusion of the prior auditor’s report. Rule 2-05 states, in part, the following “If, with respect to the examination of the financial statements, part of the examination is made by an independent accountant other than the principal accountant and the principal accountant elects to place reliance on the work of the other accountant and makes reference to that effect in his report, the separate report of the other accountant shall be filed.”

We believe that our report is not subject to the requirements of Rule 2-05 (or subject to the staff’s related interpretations in Sections 4140.2 and 4140.4 of the CorpFin Financial Reporting Manual (FRM)). Rule 2-05 specifically addresses principal auditor situations where a component of the entity (such as a subsidiary, division, branch, or investment included in the entity’s financial statements) is audited by another auditor, and the principal auditor places reliance (and makes reference to the report of) the other auditor as a basis, in part, for expressing an opinion on the entity as a whole. Reference is made to PCAOB interim standard AU Section 543, Part of Audit Performed by Other Independent Auditors.

In contrast to a Rule 2-05 fact pattern, Grant Thornton Audit Pty Ltd effectively succeeded to the practice of the “predecessor” firm, and is serving as the successor auditor (rather than as “principal” auditor within the context described in the previous paragraph). In succeeding to the practice of the “predecessor” firm, Grant Thornton Audit Pty Ltd is taking responsibility for the audit of the financial statements for the current period and the prior periods audited by the “predecessor” firm that are presented in the filing. This is clearly evidenced by the form of the auditor’s report included in the 20-F as filed, which makes no reference to Grant Thornton Audit Pty Ltd’s opinion being “based on the report of the other auditors” within the scope or opinion paragraphs.

In this regard, we believe that it would be inappropriate to include the “predecessor” firm’s audit report in the filing. This would contradict the form of our report on the entity’s financial statements for all periods presented by implying the “predecessor” firm is taking responsibility for the prior periods, which is not the case.

The reference to the “predecessor” firm within the introductory paragraph of our report is not meant to, nor does it say that Grant Thornton Audit Pty Ltd’s report was based on the work of other auditors, but merely clarifies for readers that Grant Thornton Audit Pty Ltd. succeeded to the practice of the “predecessor” firm, and explains why the audit report of the “predecessor” firm does not appear in the fiscal 2012 Annual Report on 20-F. In addition, succeeding to the practice of the “predecessor” firm did not require a “reaudit” of the periods audited by such firm. By not including the information provided within the introductory paragraph of our report, readers may inappropriately assume that such a “reaudit” was performed. Likewise, reproducing the audit report of the predecessor auditor (after obtaining a waiver from the SEC staff as required by Section 4820 of the FRM) would not be appropriate since, as established above, the successor firm, Grant Thornton Audit Pty Ltd., is clearly taking responsibility for the audits of the consolidated financial statements for the 2011 and 2010 fiscal years, and the inclusion of the predecessor auditor’s report would falsely indicate that more than one firm is reporting on the same financial statements.

Accordingly, we believe that the audit report is appropriate as filed.

We respectfully request that you accept our 20-F, including Grant Thornton Audit Pty Ltd’s report, as initially filed.

Yours faithfully,

/s/ Steven Coffey
Steven Coffey
Director
Ref: 459107

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